Exhibit 99.1

Magna International Inc.

First Quarter Report

2018

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2018 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2017 included in our 2017 Annual Report to Shareholders.  The most recent updates to our accounting policies, including the impact of the adoption of Accounting Standards Codification 606 — Revenue from Contracts with Customers, can be found in Note 2 of our unaudited interim consolidated financial statements for the three months ended March 31, 2018.

We announced a realignment of our management structure along product lines in December 2017. As a result, effective January 1, 2018, our results are reported through the following business segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. Prior period amounts contained in this MD&A have been adjusted to conform to the new segment presentation. Refer to Note 17 of our unaudited interim consolidated financial statements for the three months ended March 31, 2018 for additional information.

This MD&A contains statements that are forward looking. Refer to the “Forward-Looking Statements” section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at May 9, 2018.

Use of Non-GAAP Financial Measures

In addition to results presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), this report includes the use of Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital and Return on Equity (collectively, the “Non-GAAP Measures”). We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales and Adjusted diluted earnings per share provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison of our performance with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable GAAP financial measure, and a reconciliation to the most directly comparable GAAP financial measure, can be found in the “Non-GAAP Financial Measures Reconciliation” section of this MD&A.

HIGHLIGHTS

In the first quarter of 2018, we posted new all-time quarterly records in sales, income from operations before income taxes, net income attributable to Magna and diluted earnings per share.

Total sales increased 21% to $10.79 billion, compared to global light vehicle production which was relatively unchanged from the first quarter of 2017.  Our sales growth largely reflected the launch of new programs and the strengthening of a number of foreign currencies against the U.S. dollar.  Our Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles segments each reported increased sales.  In particular, Complete Vehicles contributed approximately 60% of the increase in sales over the first quarter of 2017, driven by the significant recent new vehicle launch activity at Magna Steyr over the past year.

Diluted earnings per share were a record $1.83, an increase of 21% over the first quarter of 2017.  The higher earnings were largely driven by our higher sales, increased equity income, a lower income tax rate due to tax reform in the U.S., and a reduced share count primarily as a result of share repurchases.  The higher equity income mainly reflects the launch of new business at our transmission business joint ventures in China.

Cash from operations was $577 million, an increase of 26% over the first quarter of 2017, in part reflecting the higher earnings.

We paid dividends of $118 million and returned $103 million to shareholders through share repurchases. Subsequent to March 31, 2018, we repurchased 4,158,370 Common Shares for $247 million.

Lastly, we announced that we had entered into a multi-year collaboration with Lyft to fund, develop and manufacture self-driving systems. In addition, we have invested $200 million in Lyft equity. We expect the intellectual property jointly created, together with the benefit from data generated by the 5+ billion miles traveled per year on the Lyft network, will advance our development of Magna advanced driver assistance systems and self-driving systems.

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OVERVIEW

Our Business(1)

We have more than 172,000 entrepreneurial-minded employees dedicated to delivering mobility solutions. We are a mobility technology company and one of the world’s largest automotive suppliers with 340 manufacturing operations and 94 product development, engineering and sales centres in 28 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

INDUSTRY TRENDS AND RISKS

Our operating results are primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs. Original equipment manufacturers’ (“OEMs”) production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to: general economic and political conditions; consumer confidence levels; interest rates; credit availability; energy and fuel prices; relative currency values; commodities prices; international conflicts; labour relations issues; regulatory requirements; trade agreements; infrastructure; legislative changes; and environmental emissions and safety standards. These factors together with other factors affecting our performance such as: operational inefficiencies; costs incurred to launch new or takeover business; price reduction pressures from our customers; warranty and recall costs; commodities and scrap prices; and restructuring, downsizing and other significant non-recurring costs, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2017, and remain substantially unchanged in respect of the first quarter ended March 31, 2018.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months
	ended March 31,
	2018	2017	Change

1 Canadian dollar equals U.S. dollars	0.790	0.756	+	4%
1 euro equals U.S. dollars	1.229	1.066	+	15%
1 Chinese renminbi equals U.S. dollars	0.157	0.145	+	8%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months ended March 31, 2018 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Light Vehicle Production Volumes

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

	For the three months
	ended March 31,
	2018	2017	Change

Light Vehicle Production Volumes (thousands of units)
North America	4,458	4,534	(76)	-	2%
Europe	5,874	5,881	(7)		—
Asia	12,668	12,646	22		—
China (included in Asia above)	6,811	6,769	42	+	1%

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RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED MARCH 31, 2018

Sales

Sales increased 21% or $1.89 billion to $10.79 billion for the first quarter of 2018 compared to $8.90 billion for the first quarter of 2017, primarily as a result of:

•                  the launch of new programs during or subsequent to the first quarter of 2017, in particular in our Complete Vehicles business; and

•                  a $693 million increase in reported U.S. dollar sales as a result of the strengthening of foreign currencies against the U.S. dollar, including the euro, Canadian dollar and Chinese Renminbi.

These factors were partially offset by the impact of changes in production volumes on other programs, particularly in North America and Europe.

The changes in sales are discussed further in the “Segment Analysis” section of this MD&A.

Cost of Goods Sold

	For the three months
	ended March 31,
	2018	2017	Change

Cost of goods sold
Material	$6,785	$5,333	$1,452
Direct labour	778	644	134
Overhead	1,730	1,480	250
Cost of goods sold	$9,293	$7,457	$1,836

Cost of goods sold increased $1.84 billion to $9.29 billion for the first quarter of 2018 compared to $7.46 billion for the first quarter of 2017 primarily as a result of higher material, overhead and direct labour costs associated with the increase in sales. In addition, cost of goods sold increased due to a $615 million net increase in reported U.S. dollar cost of goods sold primarily due to the strengthening of the euro, Canadian dollar and Chinese renminbi, each against the U.S. dollar, higher launch costs, higher warranty costs of $20 million, and higher pre-operating costs incurred at new facilities.

Depreciation and Amortization

Depreciation and amortization costs increased $39 million to $315 million for the first quarter of 2018 compared to $276 million for the first quarter of 2017. The higher depreciation and amortization was primarily a result of increased capital deployed at existing facilities and a $21 million net increase in reported U.S. dollar depreciation and amortization mainly due to the strengthening of the euro against the U.S. dollar.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 3.7% for the first quarter of 2018 compared to 4.7% for the first quarter of 2017. SG&A expense decreased $20 million to $396 million for the first quarter of 2018 compared to $416 million for the first quarter of 2017.  The 1.0% decrease in SG&A expense as a percentage of sales was primarily due to an increase in sales in our Complete Vehicles segment which has a lower SG&A expense as a percentage of sales than our consolidated average. The $20 million decrease in SG&A expense was primarily due to:

•                  a favourable settlement reached during the first quarter of 2018 relating to the acquisition of Getrag; and

•                  net foreign exchange gains in the first quarter of 2018 compared to net foreign exchange losses in the first quarter of 2017.

These factors were partially offset by a $24 million net increase in the reported U.S. dollar SG&A expense due to the strengthening of the euro, Chinese renminbi and Canadian dollar, each against the U.S. dollar.

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Interest Expense, net

During the first quarter of 2018, we recorded net interest expense of $21 million compared to $19 million for the first quarter of 2017.

Equity Income

Equity income increased $20 million to $87 million for the first quarter of 2018 compared to $67 million for the first quarter of 2017, primarily due to earnings on higher sales at certain Power & Vision equity-accounted operations, largely due to the launch of new business subsequent to the first quarter of 2017 and a $6 million increase in the reported U.S. dollar equity income due to the strengthening of the Chinese renminbi, euro and Canadian dollar, each against the U.S. dollar.

Other expense

We continue to accrue restructuring charges at a Power & Vision operation and accordingly we recorded net restructuring charges of $3 million ($3 million after tax) during the first quarter of 2018 and $6 million ($6 million after tax) during the first quarter of 2017.

Income from Operations before Income Taxes

Income from operations before income taxes increased $58 million to $851 million for the first quarter of 2018 compared to $793 million for the first quarter of 2017. The increase in income from operations before income taxes is the result of a $1.89 billion increase in sales, a $20 million decrease in SG&A, a $20 million increase in equity income and a $3 million decrease in Other expense partially offset by a $1.84 billion increase in cost of sales, a $39 million increase in depreciation and amortization, a $2 million increase in interest expense, net, each as discussed above.

Income Taxes

The effective income tax rate on income from operations before income taxes decreased to 21.4% for the first quarter of 2018 compared to 26.0% for the first quarter of 2017 primarily as a result of a reduction in the U.S. federal statutory tax rate beginning in 2018 as a result of the tax reform in the U.S.  Other items decreasing the effective tax rate include:

•                  a change in our reserves for uncertain tax positions;

•                  an increase in utilization of losses previously not benefited in Europe and South America; and

•                  an increase in non-taxable foreign exchange gains related to the re-measurement of financial statement balances of foreign subsidiaries that are maintained in a currency other than their functional currency.

These factors were partially offset by higher accrued tax on undistributed foreign earnings.

Income Attributable to Non-Controlling Interests

Income attributable to non-controlling interests decreased $1 million to $9 million for the first quarter of 2018 compared to $10 million for the first quarter of 2017.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. increased $83 million to $660 million for the first quarter of 2018 compared to $577 million for the first quarter of 2017, as a result of an increase in income from operations before income taxes of $58 million, lower income taxes of $24 million and a decrease in income attributable to non-controlling interests of $1 million, each as discussed above.

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Earnings per Share

	For the three months
	ended March 31,
	2018	2017	Change

Earnings per Common Share
Basic	$1.84	$1.51	+	22%
Diluted	$1.83	$1.51	+	21%
Weighted average number of Common Shares outstanding (millions)
Basic	357.7	381.4	-	6%
Diluted	359.9	383.4	-	6%
Adjusted diluted earnings per share	$1.84	$1.53	+	20%

Diluted earnings per share increased $0.32 to $1.83 for the first quarter of 2018 compared to $1.51 for the first quarter of 2017 as a result of the increase in net income attributable to Magna International Inc. as discussed above and a decrease in the weighted average number of diluted shares outstanding during the first quarter of 2018. The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to the first quarter of 2017, pursuant to our normal course issuer bids.

Other Expense, after tax, negatively impacted diluted earnings per share by $0.01 for the first quarter of 2018 and negatively impacted diluted earnings per share by $0.02 for the first quarter of 2017, as discussed in the “Other Expense” section.

Adjusted diluted earnings per share, as reconciled in the “Non-GAAP Performance Measures” section, increased $0.31 to $1.84 for the first quarter of 2018 compared to $1.53 for the first quarter of 2017.

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NON-GAAP PERFORMANCE MEASURES - FOR THE THREE MONTHS ENDED MARCH 31, 2018

The following non-GAAP Measures should not be considered in isolation or as a substitute for the discussion of our related financial results prepared in accordance with U.S. GAAP. A reconciliation of the non-GAAP measures to the most directly comparable GAAP financial measure, can be found in the “Non-GAAP Financial Measures Reconciliation” section of this MD&A.

Adjusted EBIT as a percentage of sales

The table below shows the change in Magna’s Sales and Adjusted EBIT by segment and the impact each segment’s changes have on Magna’s Adjusted EBIT as a percentage of sales for the first quarter of 2018 compared to the first quarter of 2017:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales

First quarter of 2017	$8,900	$818	9.2%
Increase (Decrease) related to:
Body Exteriors & Structures	452	(9)	-	0.5%
Power & Vision	227	30	+	0.1%
Seating Systems	135	14	—
Complete Vehicles	1,133	13	-	0.8%
Corporate and Other	(55)	9	+	0.1%
First quarter of 2018	$10,792	$875	8.1%

Adjusted EBIT as a percentage of sales decreased 1.1% to 8.1% for the first quarter of 2018 compared to 9.2% for the first quarter of 2017 primarily as a result of an increase in the proportion of sales generated in our Complete Vehicles segment relative to total sales, which have a lower margin than our consolidated average, and higher launch costs, primarily in our Body Exteriors & Structures segment. Other items decreasing Adjusted EBIT as a percentage of sales include:

•                  higher warranty costs;

•                  net favourable commercial settlements during the first quarter of 2017; and

•                  higher pre-operating costs incurred at new facilities.

These factors were partially offset by:

•                  a favourable settlement reached during the first quarter of 2018 relating to the acquisition of Getrag;

•                  higher equity income; and

•                  productivity and efficiency improvements at certain Body Exteriors & Structures facilities.

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Return on Invested Capital

Return on Invested Capital decreased 0.4% to 17.2% for the first quarter of 2018 compared to 17.6% for the first quarter of 2017, primarily as a result of higher Average Invested Capital partially offset by an increase in After-tax operating profits.

Average Invested Capital increased $2.23 billion to $15.92 billion for the first quarter of 2018 compared to $13.68 billion for the first quarter of 2017. Approximately half of the net increase in invested capital related to the strengthening of the euro, Chinese renminbi and Canadian dollar, each against the U.S. dollar. Other items contributing to the increase include our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to the first quarter of 2018.

After-tax operating profits increased primarily as a result of higher sales, and lower income taxes, equity income and lower SG&A partially offset by higher cost of goods sold, depreciation and amortization, each as discussed above.

Return on Equity

Return on Equity was 22.0% for the first quarter of 2018, unchanged from the first quarter of 2017. Excluding a 0.4% unfavourable impact of foreign exchange, Return on Equity was higher as net income attributable to Magna increased at a higher rate than the increase in Average Shareholders’ Equity.

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SEGMENT ANALYSIS

We are a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities including body, chassis, exterior, seating, powertrain, advanced driver assistance, electronics, vision, closure and roof systems. Magna also has electronic and software capabilities across many of these areas.

Our business is managed under operating segments which have been determined on the basis of technological opportunities, product similarities, as well as market and operating factors. Our internal financial reporting is aligned with the way our business is managed. Accordingly, we report key internal operating performance measures for Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles for presentation to the chief operating decision maker to use in the assessment of operating performance, allocation of resources, and to help plan our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reportable segments.  Adjusted EBIT has been reconciled in the “Non-GAAP Performance Measures” section included in this MD&A.

	For the three months ended March 31,
	Sales			Adjusted EBIT
	2018	2017	Change	2018	2017	Change

Body Exteriors & Structures	$4,619	$4,167	$452	$340	$349	$(9)
Power & Vision	3,190	2,963	227	358	328	30
Seating Systems	1,470	1,335	135	130	116	14
Complete Vehicles	1,660	527	1,133	19	6	13
Corporate and Other	(147)	(92)	(55)	28	19	9
Total reportable segments	$10,792	$8,900	$1,892	$875	$818	$57

Body Exteriors & Structures

	For the three months
	ended March 31,
	2018	2017	Change

Sales	$4,619	$4,167	$452	+	11%
Adjusted EBIT	$340	$349	$(9)	-	3%
Adjusted EBIT as a percentage of sales	7.4%	8.4%		-	1.0%

Sales — Body Exteriors & Structures

Sales for Body Exteriors & Structures increased 11% or $452 million to $4.62 billion for the first quarter of 2018 compared to $4.17 billion for the first quarter of 2017, primarily as a result of:

•                  the launch of new programs during or subsequent to the first quarter of 2018, including the:

•                  Chevrolet Equinox and GMC Terrain;

•                  Jeep Compass;

•                  Jeep Wrangler; and

•                  Jeep Cherokee; and

•                  a $221 million increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro, Canadian dollar, Chinese renminbi and British pound, each against the U.S. dollar.

These factors were partially offset by:

•                  the impact of a change in production volumes on other programs; and

•                  customer price concessions subsequent to the first quarter of 2017.

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Adjusted EBIT — Body Exteriors & Structures

Adjusted EBIT for Body Exteriors & Structures decreased $9 million to $340 million for the first quarter of 2018 compared to $349 million for the first quarter of 2017 primarily as a result of higher launch costs which were partially offset by:

•                  earnings on higher sales;

•                  higher scrap steel recoveries in excess of higher commodity costs;

•                  an $8 million increase in reported U.S. dollar Adjusted EBIT primarily due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar; and

•                  productivity and efficiency improvements at certain Body Exteriors & Structures facilities.

Adjusted EBIT as a percentage of sales for Body Exteriors & Structures decreased 1.0% to 7.4% for the first quarter of 2018 compared to 8.4% for the first quarter of 2017 primarily as a result of:

•                  higher launch costs; and

•                  an unfavourable impact of foreign exchange movements against the U.S. dollar primarily due to higher euro denominated sales at margins lower than our consolidated Body Exteriors & Structures average.

These factors were partially offset by:

•                  productivity and efficiency improvements at certain Body Exteriors & Structures facilities; and

•                  higher scrap steel recoveries in excess of higher commodity costs.

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Power & Vision

	For the three months
	ended March 31,
	2018	2017	Change

Sales	$3,190	$2,963	$227	+	8%
Adjusted EBIT	$358	$328	$30	+	9%
Adjusted EBIT as a percentage of sales	11.2%	11.1%		+	0.1%

Sales — Power & Vision

Sales for Power & Vision increased 8% or $227 million to $3.19 billion for the first quarter of 2018 compared to $2.96 billion for the first quarter of 2017, primarily as a result of:

•                  a $221 million increase in reported U.S. dollar sales as a result of the strengthening of foreign currencies against the U.S. dollar, including the euro, Chinese renminbi and Canadian dollar each against the U.S. dollar; and

•                  the launch of new programs during or subsequent to the first quarter of 2017, including the;

•                  Jeep Wrangler;

•                  Buick Enclave and Chevrolet Traverse;

•                  Volkswagen Tiguan; and

•                  Jeep Compass.

These factors were partially offset by:

•                  the impact of a changes in production volumes on other programs; and

•                  customer price concessions subsequent to the first quarter of 2017.

Adjusted EBIT — Power & Vision

Adjusted EBIT for Power & Vision increased $30 million to $358 million for the first quarter of 2018 compared to $328 million for the first quarter of 2017 primarily as a result of:

•                  a favourable settlement reached during the first quarter of 2018 relating to the acquisition of Getrag;

•                  a $23 million increase in reported U.S. dollar Adjusted EBIT primarily due to the strengthening of the euro, Chinese renminbi, and Canadian dollar, each against the U.S. dollar; and

•                  higher equity income of $18 million.

These factors were partially offset by:

•                  higher warranty costs of $19 million; and

•                  net favourable commercial settlements during the first quarter of 2017.

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Adjusted EBIT as a percentage of sales for Power & Vision increased 0.1% to 11.2% for the first quarter of 2018 compared to 11.1% for the first quarter of 2017 primarily as a result of:

•                  a favourable settlement reached during the first quarter of 2018 relating to the acquisition of Getrag; and

•                  higher equity income.

These factors were partially offset by:

•                  higher warranty costs; and

•                  net favourable commercial settlements during the first quarter of 2017.

Seating Systems

	For the three months
	ended March 31,
	2018	2017	Change

Sales	$1,470	$1,335	$135	+	10%
Adjusted EBIT	$130	$116	$14	+	12%
Adjusted EBIT as a percentage of sales	8.8%	8.7%		+	0.1%

Sales — Seating Systems

Sales in Seating Systems increased 10% or $135 million to $1.47 billion for the first quarter of 2018 compared to $1.34 billion for the first quarter of 2017, primarily as a result of:

•                  the launch of new programs during or subsequent to the first quarter of 2017, including the;

•                  Ford Expedition and Lincoln Navigator;

•                  Ford Fiesta;

•                  Volkswagen Atlas; and

•                  Lynk & Co 01; and

•                  a $46 million increase in reported U.S. dollar sales as a result of the strengthening of foreign currencies against the U.S. dollar, including the euro and Canadian dollar each against the U.S. dollar.

These factors were partially offset by:

•                  a divestiture subsequent to the first quarter of 2017 which negatively impacted sales by $15 million; and

•                  customer price concessions subsequent to the first quarter of 2017.

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Adjusted EBIT — Seating Systems

Adjusted EBIT for Seating Systems increased $14 million to $130 million for the first quarter of 2018 compared to $116 million for the first quarter of 2017 primarily as a result of:

•                  earnings on higher sales;

•                  a $4 million increase in reported U.S. dollar Adjusted EBIT primarily due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar; and

•                  higher equity income of $3 million primarily due to an acquisition subsequent to the first quarter of 2017.

These factors were partially offset by:

•                  higher pre-operating costs incurred at new facilities; and

•                  higher commodity costs.

Adjusted EBIT as a percentage of sales for Seating Systems increased 0.1% to 8.8% for the first quarter of 2018 compared to 8.7% for the first quarter of 2017 primarily as a result of:

•                  higher sales at margins higher than our Seating Systems average; and

•                  higher equity income primarily due to an acquisition subsequent to the first quarter of 2017.

These factors were partially offset by:

•                  higher pre-operating costs incurred at new facilities; and

•                  higher commodity costs.

Complete Vehicles

	For the three months
	ended March 31,
	2018	2017	Change
Complete Vehicle Assembly Volumes (thousands of units)(1)	40.9	8.2	32.7	+	399%
Sales	$1,660	$527	$1,133	+	215%
Adjusted EBIT	$19	$6	$13	+	217%
Adjusted EBIT as a percentage of sales	1.1%	1.1%		—

(i)        Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

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Sales — Complete Vehicles

Sales increased 215% or $1.13 billion to $1.66 billion for the first quarter of 2018 compared to $527 million for the first quarter of 2017 and assembly volumes increased 399% or 32.7 thousand units.

The increase in Complete Vehicle sales is primarily due to:

•                  the launch of the BMW 5-Series which started production during the first quarter of 2017;

•                  the launch of the Jaguar E-Pace program which started production during the third quarter of 2017; and

•                  a $219 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

Adjusted EBIT — Complete Vehicles

Adjusted EBIT for Complete Vehicles increased $13 million to $19 million for the first quarter of 2018 compared to $6 million for the first quarter of 2017 primarily as a result of earnings on higher sales and a $3 million increase in reported U.S. dollar Adjusted EBIT due to the strengthening of the euro against the U.S. dollar.

Adjusted EBIT as a percentage of sales for Complete Vehicles of 1.1% was unchanged for the first quarter of 2018 compared to 1.1% for the first quarter of 2017.

Corporate and Other

Adjusted EBIT in Corporate and Other increased $9 million to $28 million for the first quarter of 2018 compared to $19 million for the first quarter of 2017, primarily due to lower costs to support our global compliance programs as a result of the substantial completion of our global review focused on antitrust risk.

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FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended March 31,
	2018	2017	Change

Net income	$669	$587
Items not involving current cash flows	363	274
	1,032	861	$171
Changes in operating assets and liabilities	(455)	(404)	(51)
Cash provided from operating activities	$577	$457	$120

Cash provided from operating activities increased $120 million for the first quarter of 2018 compared to the first quarter of 2017 primarily as a result of:

•                  a $1.29 billion increase in cash received from customers;

•                  higher dividends received from equity investments of $61 million; and

•                  a $49 million decrease in cash paid for taxes.

These factors were partially offset by:

•                  a $1.04 billion increase in cash paid for material and overhead; and

•                  a $246 million increase in cash paid for labour.

Capital and Investing Spending

	For the three months
	ended March 31,
	2018	2017	Change

Fixed asset additions	$(243)	$(323)
Investments, other assets and intangible assets	(114)	(83)
Fixed assets, investments, other assets and intangible assets additions	(357)	(406)
Proceeds from disposition	29	142
Cash used for investing activities	$(328)	$(264)	$(64)

Fixed assets, investments, other assets and intangible assets additions

In 2018, we invested $243 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the first quarter of 2018 was for manufacturing equipment and buildings for programs that will be launching subsequent to the first quarter of 2018.

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We invested $103 million in other assets related primarily to fully reimbursable tooling, planning, and engineering costs for programs that launched during the first quarter of 2018 or will be launching subsequent to the first quarter of 2018, and we invested a further $11 million in equity-accounted investments.

Proceeds from disposition

In the first quarter of 2018, the $29 million of proceeds related to normal course fixed and other asset disposals.

Financing

	For the three months
	ended March 31,
	2018	2017	Change

Issues of debt	$15	$11
Increase (Decrease) in short-term borrowings	1	(142)
Repayments of debt	(13)	(14)
Issue of Common Shares on exercise of stock options	5	6
Repurchase of Common Shares	(103)	(100)
Dividends paid	(118)	(105)
Cash used for financing activities	$(213)	$(344)	$131

Repurchases of Common Shares during the first quarter of 2018 are related to 1.87 million Common Shares repurchased for aggregate cash consideration of $103 million.

Cash dividends paid per Common Share were $0.330 for the first quarter of 2018, for a total of $118 million compared to cash dividends paid per Common Share of $0.275 for the first quarter of 2017, for a total of $105 million.

Financing Resources

	As at	As at
	March 31,	December 31,
	2018	2017	Change

Liabilities
Short-term borrowings	$262	$259
Long-term debt due within one year	114	108
Long-term debt	3,220	3,195
	3,596	3,562	$34
Non-controlling interests	528	502	26
Shareholders’ equity	11,765	11,210	555
Total capitalization	$15,889	$15,274	$615

Total capitalization increased by $615 million to $15.89 billion as at March 31, 2018 compared to $15.27 billion at December 31, 2017, primarily as a result of a $555 million increase in shareholders’ equity, a $34 million increase in liabilities and a $26 million increase in non-controlling interests.

The increase in shareholders’ equity was primarily as a result of:

•                  the $669 million of net income earned in the first quarter of 2018;

•                  a $117 million net unrealized gain on translation of our net investment in foreign operations whose functional currency is not U.S. dollars; and

•                  a $21 million net unrealized loss on cash flow hedges.

These factors were partially offset by the $103 million repurchase and cancellation of 1.9 million Common Shares during the first quarter of 2018 and $118 million of dividends paid during the first quarter of 2018.

The increase in non-controlling interest was primarily as a result of the increase in income attributable to non-controlling interests in the first quarter of 2018.

Magna International Inc. First Quarter Report 2018    15

Cash Resources

During the first quarter of 2018, our cash resources including restricted cash equivalents increased by $46 million to $885 million primarily as a result of the cash provided from operating activities partially offset by the cash used for investing and financing activities, as discussed above. In addition to our cash resources at March 31, 2018, we had term and operating lines of credit totalling $2.94 billion, of which $2.50 billion was unused and available.

The Company maintains a revolving credit facility of $2.75 billion with a maturity date of June 22, 2023. The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at May 9, 2018 were exercised:

Common Shares	352,674,730
Stock options (i)	8,894,791
361,569,521

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2018 that are outside the ordinary course of our business. Refer to our MD&A included in our 2017 Annual Report.

16    Magna International Inc. First Quarter Report 2018

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

Adjusted EBIT is discussed in the “Segment Analysis” section. The following table reconciles net income to Adjusted EBIT:

	For the three months
	ended March 31,
	2018	2017

Net income	$669	$587
Add:
Interest expense, net	21	19
Other Expense	3	6
Income taxes	182	206
Adjusted EBIT	$875	$818

Adjusted EBIT as a percentage of sales

Adjusted EBIT as a percentage of sales is discussed in the “Non-GAAP Performance Measures” section and is calculated in the table below:

	For the three months
	ended March 31,
	2018	2017

Sales	$10,792	$8,900
Adjusted EBIT	$875	$818
Adjusted EBIT as a percentage of sales	8.1%	9.2%

Adjusted diluted earnings per share

Adjusted diluted earnings per share has been discussed in the “Earnings per Share” section. The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the three months
	ended March 31,
	2018	2017

Net income attributable to Magna International Inc.	$660	$577
Add:
Other Expense	3	6
Adjusted net income attributable to Magna International Inc.	$663	$583
Diluted weighted average number of Common Shares outstanding during the year (millions):	359.9	383.4
Adjusted diluted earnings per share	$1.84	$1.53

Return on Invested Capital

Return on Invested Capital is discussed in the “Non-GAAP Performance Measures” section.  Return on Invested Capital is calculated as After-tax operating profits divided by average Invested Capital for the period.

After-tax operating profits is calculated in the table below:

	For the three months
	ended March 31,
	2018	2017

Net income	$669	$587
Add:
Interest Expense, net	21	19
Income taxes on Interest Expense, net at Magna’s effective income tax rate	(5)	(5)
After-tax operating profits	$685	$601

Magna International Inc. First Quarter Report 2018    17

Invested Capital is calculated in the table below:

	For the three months
	ended March 31,
	2018	2017

Total Assets	$27,089	$23,691
Excluding:
Cash and cash equivalents	(769)	(831)
Deferred tax assets	(260)	(273)
Less Current Liabilities	(10,231)	(9,243)
Excluding:
Short-term borrowings	262	488
Long-term debt due within one year	114	152
Invested Capital	$16,205	$13,984

Return on Invested Capital is calculated in the table below:

	For the three months
	ended March 31,
	2018	2017

After-tax operating profits	$685	$601
Average Invested Capital	$15,917	$13,684
Return on Invested Capital	17.2%	17.6%

Return on Equity

Return on Equity is discussed in the “Non-GAAP Performance Measures” section and is calculated in the table below:

	For the three months
	ended March 31,
	2018	2017

Net income attributable to Magna International Inc.	$660	$577
Average Shareholders’ Equity	$12,003	$10,507
Return on Equity	22.0%	22.0%

18    Magna International Inc. First Quarter Report 2018

SUBSEQUENT EVENTS

Lyft, Inc. Multi-Year Self-Driving Partnership

In the first quarter of 2018, we entered into a multi-year collaboration to jointly fund, develop and manufacture self-driving systems with Lyft, Inc. (“Lyft”), a rideshare company headquartered in the United States. As part of the collaboration, following receipt of regulatory approval in the second quarter of 2018, we invested $200 million in Lyft equity.

Credit Facility Amendment

On May 3, 2018, we amended our $2.75 billion revolving credit facility, including an extension of the maturity date from June 22, 2022 to June 22, 2023.

FUTURE CHANGES IN ACCOUNTING POLICIES

Refer to Note 1 - Significant Accounting Policies included in our unaudited interim consolidated financial statements for the three months ended March 31, 2018 included in this Quarterly Report for the impact of recently issued accounting pronouncements.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to note 22 of our audited consolidated financial statements for the year ended December 31, 2017, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 5. Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2017.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Magna International Inc. First Quarter Report 2018    19

FORWARD-LOOKING STATEMENTS

We disclose “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) to provide information about management’s current expectations and plans. Such forward-looking statements may not be appropriate for other purposes.

Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements related to the expected benefits of our partnership with Lyft.

Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•                  economic cyclicality;

•                  intense competition;

•                  potential restrictions on free trade;

Customer and Supplier Related Risks

•                  concentration of sales with six customers;

•                  shifts in market shares among vehicles or vehicle segments;

•                  potential loss of a material purchase order;

Manufacturing / Operational Risks

•                  product launch risks;

•                  operational underperformance;

•                  restructuring costs;

•                  impairment charges;

•                  labour disruptions;

•                  supply disruptions;

IT Security Risk

•                  IT/Security breach;

Pricing Risks

•                  pricing risks between time of quote and start of production;

•                  price concessions;

•                  commodity costs;

•                  declines in scrap steel prices;

Warranty / Recall Risks

•                  costs to repair or replace defective products;

•                  warranty costs that exceed our warranty provision;

•                  costs related to a significant recall;

Acquisition Risks

•                  an increase in our risk profile as a result of completed acquisitions;

•                  acquisition integration risk;

Other Business Risks

•                  risks related to conducting business through joint ventures;

•                  our ability to consistently develop innovative products or processes;

•                  changing risk profile;

•                  risks of conducting business in foreign markets;

•                  fluctuations in relative currency values;

•                  tax risks;

•                  changes in credit ratings assigned to us;

•                  the unpredictability of, and fluctuation in, the trading price of our Common Shares;

Legal, Regulatory and Other Risks

•                  antitrust and compliance risk;

•                  legal claims and/or regulatory actions against us; and

•                  changes in laws.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled “Industry Trends and Risks” and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

20    Magna International Inc. First Quarter Report 2018

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended
		March 31,
			2017
			[As Adjusted
	Note	2018	– Note 2]
Sales		$10,792	$8,900

Costs and expenses
Cost of goods sold		9,293	7,457
Depreciation and amortization		315	276
Selling, general and administrative		396	416
Interest expense, net		21	19
Equity income		(87)	(67)
Other expense	3	3	6
Income from operations before income taxes		851	793
Income taxes		182	206
Net income		669	587
Income attributable to non-controlling interests		(9)	(10)
Net income attributable to Magna International Inc.		$660	$577

Earnings per Common Share:	4
Basic		$1.84	$1.51
Diluted		$1.83	$1.51

Cash dividends paid per Common Share		$0.330	$0.275

Weighted average number of Common Shares outstanding during the period [in millions]:	4
Basic		357.7	381.4
Diluted		359.9	383.4

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended
		March 31,
			2017
			[As Adjusted
	Note	2018	– Note 2]
Net income		$669	$587

Other comprehensive income, net of tax:	13
Net unrealized gain on translation of net investment in foreign operations		134	110
Net unrealized (loss) gain on cash flow hedges		(21)	32
Reclassification of net (gain) loss on cash flow hedges to net income		(1)	33
Reclassification of net loss on pensions to net income		2	1
Other comprehensive income		114	176
Comprehensive income		783	763
Comprehensive income attributable to non-controlling interests		(17)	(15)
Comprehensive income attributable to Magna International Inc.		$766	$748

See accompanying notes

Magna International Inc. First Quarter Report 2018    21

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

			As at
			December 31,
		As at	2017
		March 31,	[As Adjusted
	Note	2018	– Note 2]
ASSETS
Current assets
Cash and cash equivalents	5	$769	$726
Accounts receivable	2	8,073	6,695
Inventories	6	3,564	3,542
Prepaid expenses and other		250	237
		12,656	11,200
Investments	14	2,132	2,079
Fixed assets, net		8,204	8,176
Intangible assets, net		646	650
Goodwill		2,126	2,099
Deferred tax assets		260	238
Other assets	8	1,065	1,026
		$27,089	$25,468
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	9	$262	$259
Accounts payable		6,751	6,283
Accrued salaries and wages		956	836
Other accrued liabilities	11	2,061	1,739
Income taxes payable	10	87	18
Long-term debt due within one year		114	108
		10,231	9,243
Long-term debt		3,220	3,195
Long-term employee benefit liabilities		691	670
Other long-term liabilities		340	326
Deferred tax liabilities		314	322
		14,796	13,756
Shareholders’ equity
Capital stock
Common Shares [issued: 356,375,459; December 31, 2017 — 358,063,217]	13	3,609	3,617
Contributed surplus		126	119
Retained earnings		8,531	8,074
Accumulated other comprehensive loss	14	(501)	(600)
		11,765	11,210
Non-controlling interests		528	502
		12,293	11,712
		$27,089	$25,468

See accompanying notes

22    Magna International Inc. First Quarter Report 2018

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended
		March 31,
			2017
			[As Adjusted
	Note	2018	– Note 2]

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$669	$587
Items not involving current cash flows	5	363	274
		1,032	861
Changes in operating assets and liabilities	1, 5	(455)	(404)
Cash provided from operating activities		577	457

INVESTMENT ACTIVITIES
Fixed asset additions		(243)	(323)
Increase in investments, other assets and intangible assets		(114)	(83)
Proceeds from disposition		29	142
Cash used for investing activities		(328)	(264)

FINANCING ACTIVITIES
Issues of debt		15	11
Increase (Decrease) in short-term borrowings		1	(142)
Repayments of debt		(13)	(14)
Issues of Common Shares on exercise of stock options		5	6
Repurchase of Common Shares	13	(103)	(100)
Dividends		(118)	(105)
Cash used for financing activities		(213)	(344)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		10	11

Net increase (decrease) in cash, cash equivalents and restricted cash equivalents during the period		46	(140)
Cash, cash equivalents and restricted cash equivalents, beginning of period		839	1,168
Cash, cash equivalents and restricted cash equivalents, end of period	5	$885	$1,028

See accompanying notes

Magna International Inc. First Quarter Report 2018    23

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]
Balance, December 31, 2017		358.1	$3,617	$119	$8,074	$(600)	$502	$11,712
Adoption of ASU No. 2016-16	1				3			3
Balance, December 31, 2017, as adjusted		358.1	$3,617	$119	$8,077	$(600)	$502	$11,715
Net income					660		9	669
Other comprehensive income						97	17	114
Shares issued on exercise of stock options		0.1	6	(1)				5
Release of stock and stock units			3	(3)				—
Repurchase and cancellation under normal course issuer bid	13	(1.9)	(19)		(86)	2		(103)
Stock-based compensation expense				11				11
Dividends paid		0.1	2		(120)			(118)
Balance, March 31, 2018		356.4	$3,609	$126	$8,531	$(501)	$528	$12,293

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
[As Adjusted — Note 2]		[in millions]
Balance, December 31, 2016		382.3	$3,796	$105	$7,318	$(1,451)	$451	$10,219
Adoption of ASU No. 2014-09	2				(5)			(5)
Balance, December 31, 2016, as adjusted		382.3	$3,796	$105	$7,313	$(1,451)	$451	$10,214
Net income					577		10	587
Other comprehensive income						171	5	176
Shares issued on exercise of stock options		0.3	8	(2)				6
Release of stock and stock units			3	(3)				—
Repurchase and cancellation under normal course issuer bid	13	(2.3)	(23)		(79)	2		(100)
Stock-based compensation expense				17				17
Dividends paid			1		(106)			(105)
Balance, March 31, 2017		380.3	$3,785	$117	$7,705	$(1,278)	$466	$10,795

(i)       AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

24    Magna International Inc. First Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]       Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America [“GAAP”]. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2017 audited consolidated financial statements and notes thereto included in the Company’s 2017 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2018 and the results of operations, changes in equity and cash flows for the three-months ended March 31, 2018 and 2017.

Certain amounts in prior periods have been reclassified to conform with current period presentation.

[b]       New Segment Structure

The Company announced a realignment of its management structure along product lines in December 2017. As a result, effective January 1, 2018, the Company’s results are reported through the following business segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. Prior period amounts contained in these unaudited interim consolidated financial statements have been adjusted to conform to the new segment presentation.  Refer to Note 17 for additional information.

[c]        Recently adopted Accounting Standards

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09 (Topic 606), “Revenue from Contracts with Customers”. This ASU supersedes most of the existing guidance on revenue recognition in ASC Topic 605, Revenue Recognition and requires entities to recognize revenue when control of promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. On January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers and all of the related amendments (“new revenue standard”) to all contracts using the full retrospective transition method [note 2].

Pensions

In March 2017, the FASB issued ASU 2017-07, “Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07)” which changes the way employers that sponsor defined benefit pension and/or postretirement benefit plans reflect net periodic benefit costs in the income statement.  On January 1, 2018, the Company retrospectively adopted the amendments to ASC 715 which requires the presentation of service cost to be separate from the other components of net periodic costs. The Company previously recorded service cost with other compensation costs (benefits) in Cost of goods sold and Selling, general and administrative expenses. The adoption of this guidance required the other components of net period benefit cost to be reclassified. Prior comparative figures have not been adjusted since the impact of ASU 2017-07 is not material.

Income Taxes

In October 2016, the FASB issued ASU No. 2016-16, “Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory”. This guidance requires that the tax effects of all intra-entity sales of assets other than inventory be recognized in the period in which the transaction occurs. The Company adopted ASU No. 2016-16 in the first quarter of 2018 on a modified retrospective basis, through a cumulative-effect adjustment to retained earnings. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.

Magna International Inc. First Quarter Report 2018    25

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.            SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01)”, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments.  ASU 2016-01 requires the Company to measure its investments in private equity securities at fair value, with all gains and losses, realized and unrealized, recognized in the consolidated statement of income.  The Company adopted ASU 2016-01 in the first quarter of fiscal 2018 on a prospective basis for its investments in private equity securities.

As of March 31, 2018, the Company’s investment balance includes investments in private equity securities of $57 million [$50 million as of December 31, 2017].  The Company has elected to use the measurement alternative, defined as cost, less impairments, adjusted by observable price changes to measure its private equity investments. There were no material changes to the fair value of the Company’s private equity securities for the three months ended March 31, 2018. The Company’s private equity securities are classified within Level 3 in the fair value hierarchy.

[d]       Future Accounting Standards

Derivatives and Hedging

In August 2017, the FASB issued ASU No. 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12)” which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. The amendments of this ASU are effective for reporting periods beginning after December 15, 2018, with early adoption permitted. The adoption of ASU 2017-12 is not expected to have a significant impact on the Company’s consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The guidance would require lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets. ASU 2016-02 is effective for the Company in the first quarter of fiscal 2019 using a modified retrospective approach with the option to elect certain practical expedients. The Company is currently evaluating the impact of ASU 2016-02 on its consolidated financial statements.

[e]        Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

26    Magna International Inc. First Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              REVENUE RECOGNITION

On January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers [“new revenue standard”] using the full retrospective transition method. The Company recognized a net reduction to opening retained earnings of $5 million as of January 1, 2017 due to the cumulative impact of adopting the new revenue standard.  The impact was primarily due to a change in the timing of recognition for customer reimbursements for tooling and pre-production engineering activities.

[a]       Accounting Policies

Revenue Recognition

The Company enters into contracts with its customers to provide production parts or assembled vehicles. Contracts do not commit the customer to a specified quantity of products; however, the Company is generally required to fulfill its customers’ purchasing requirements for the production life of the vehicle. Contracts do not typically become a performance obligation until the Company receives either a purchase order and/or a customer release for a specific number of parts or assembled vehicles at a specified price. While long-term supply agreements may range from five to seven years, contracts may be terminated by customers at any time. Historically, terminations have been minimal. Contracts may also provide for annual price reductions over the production life of the vehicle, and prices are adjusted on an ongoing basis to reflect changes in product content/cost and other commercial factors.

Revenue is recognized at a point in time when control of the parts produced or assembled vehicles are transferred to the customer according to the terms of the contract. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for those products based on purchase orders, annual price reductions and ongoing price adjustments (some of which is accounted for as variable consideration). The Company uses the expected value method, taking into account historical data and the status of current negotiations, to estimate the amount to which it expects to be entitled. Significant changes to the Company’s estimates of variable consideration are not expected.

The Company also performs tooling and engineering activities for its customers that are not part of a long-term production arrangements. Tooling and engineering revenue are recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment plus a reasonable profit, for performance completed to date. Over-time recognition utilizes costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying performance obligations.  Revenue is recognized as control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. Total tooling and other sales were $177.6 million and $175.0 million for the three months ended March 31, 2018 and 2017, respectively.

The Company’s customers pay for products received in accordance with payment terms that are customary in the industry, typically 30 to 90 days. The Company’s contracts with its customers do not have significant financing components.

Amounts billed to customers related to shipping and handling costs are included in Sales in the Consolidated Statements of Income. Shipping and handling costs are accounted for as fulfillment costs and are included in Cost of goods sold in the Consolidated Statements of Income.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.

For revenues disaggregated by product group, refer to Segmented Information [note 17].

Magna International Inc. First Quarter Report 2018    27

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              REVENUE RECOGNITION (CONTINUED)

Tooling and Pre-Production Engineering Costs Related to Long-Term Supply Agreements

The Company incurs pre-production engineering and tooling costs related to the products produced for its customers under long-term supply agreements. Customer reimbursements for tooling and pre-production engineering activities that are part of a long-term supply arrangement, are accounted for as a reduction of cost. Pre-production costs related to long-term supply arrangements with a contractual guarantee for reimbursement are included in the Company’s Other Assets [note 8].

The Company expenses all pre-production engineering costs for which reimbursement is not contractually guaranteed by the customer.  All pre-production tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or for which the Company does not have a non-cancelable right to use the tooling is also expensed.

Contract Assets and Liabilities

The Company’s contract assets include both billed and unbilled accounts receivable and are included in the Accounts Receivable balance.  Unbilled amounts typically result from sales of standalone tooling and engineering activities where revenue recognized exceeds the amount billed to the customer. Amounts may not exceed their net realizable value. As at March 31, 2018, the Company’s unbilled accounts receivable balance was $169 million [2017 - $81 million].  Accounts receivable related to production, tooling and engineering sales were $6.2 billion as of March 31, 2018 [2017 - $5.1 billion].  Contract assets do not include the costs of obtaining or fulfilling a contract with a customer, as these amounts are generally expensed as incurred.

Customer advances are recorded as deferred revenue [a contract liability]. There were no significant contract liabilities recorded or recognized in revenue for all periods presented.

Product Warranty

The Company has assurance warranties and records product warranty liabilities based on its individual customer agreements. The Company monitors warranty activity on an ongoing basis and adjusts reserve estimates when it is probable that future warranty costs will be different than those estimates.  For further detail on the Company’s warranty obligations see Contingencies [note 16].

Practical Expedients and Exemptions

The Company does not disclose the value of unsatisfied performance obligations for [i] contracts with an original expected length of one year or less and [ii] contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed.

28    Magna International Inc. First Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              REVENUE RECOGNITION (CONTINUED)

[b]       Impact of Adopting ASC 606

The impact of adopting the new revenue standard affected certain balances in the Consolidated Statements of Income as follows:

	For the three months ended
	March 31,	June 30,	September 30,	December 31,
	2017	2017	2017	2017
Decrease in sales	$(472)	$(544)	$(635)	$(707)
Decrease in cost of goods sold	(464)	(532)	(652)	(715)
Increase in depreciation and amortization	2	2	4	3
Decrease in equity Income	3	4	—	1
(Decrease) increase in income from operations before income taxes	(13)	(18)	13	4
(Decrease) increase in income taxes	(3)	(5)	4	1
(Decrease) increase in net income	(10)	(13)	9	3
Decrease in income attributable to non-controlling interests	1	—	—	—
(Decrease) increase in net income attributable to Magna International Inc.	$(9)	$(13)	$9	$3
Earnings per Common Share:
Basic	$(0.03)	$(0.04)	$0.02	$0.01
Diluted	$(0.02)	$(0.04)	$0.02	$0.01

The decrease in Sales and Cost of goods sold for all periods was primarily a result of the change in the accounting for tooling and pre-production engineering activities as a cost recovery rather than as revenue, and also due to a change in the timing of recognition for customer reimbursements related to tooling and pre-production engineering activities.

The impact of adopting the new revenue standard affected certain balances in the Consolidated Balance Sheets as follows:

	For the three months ended
	March 31,	June 30,	September 30,	December 31,
	2017	2017	2017	2017
ASSETS
Decrease in accounts receivable	$(174)	$(162)	$(190)	$(183)
Increase in inventories	181	203	183	163
Decrease in investments	(3)	(7)	(8)	(9)
Increase in fixed assets, net	38	38	37	35
Increase in deferred tax assets	3	8	4	2
Increase in other assets	73	53	66	67

LIABILITIES AND SHAREHOLDERS’ EQUITY
Decrease in accounts payable	$(1)	$(1)	$(2)	$(3)
Increase in other accrued liabilities	126	140	93	77
Increase in other long-term liabilities	7	23	22	22
Decrease in deferred tax liabilities	—	—	(1)	(1)
Decrease in retained earnings	(14)	(27)	(18)	(15)
Decrease in accumulated other comprehensive income	—	(2)	(2)	(3)
Decrease in non-controlling interests	—	—	—	(2)

Magna International Inc. First Quarter Report 2018    29

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              REVENUE RECOGNITION (CONTINUED)

The impact of adopting the new revenue standard affected certain balances in the Consolidated Statements of Cash Flows as follows:

	For the three months ended
	March 31,	June 30,	September 30,	December 31,
	2017	2017	2017	2017
OPERATING ACTIVITIES
(Decrease) increase in net income	$(10)	$(13)	$9	$3
Increase (decrease) in items not involving current cash flows	1	(1)	5	4
	(9)	(14)	14	7
Decrease (increase) in changes in operating assets and liabilities	23	15	(13)	(6)
Increase in cash provided from operating activities	14	1	1	1
INVESTING ACTIVITIES
Increase in fixed asset additions	(14)	(1)	(1)	(1)
Increase in cash used for investing activities	(14)	(1)	(1)	(1)
Cash, cash equivalents and restricted cash equivalents beginning of period	1,168	1,028	876	895
Cash, cash equivalents and restricted cash equivalents, end of period	$1,028	$876	$895	$839

30    Magna International Inc. First Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              OTHER EXPENSE

During the first quarter of 2018, the Company recorded restructuring charges of $3 million [$3 million after tax] (2017 - $6 million [$6 million after tax]), for its Power & Vision operations.

4.              EARNINGS PER SHARE

	Three months ended
	March 31,
		2017
		[As Adjusted
	2018	– Note 2]
Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$660	$577
Weighted average number of Common Shares outstanding	357.7	381.4
Basic earnings per Common Share	$1.84	$1.51

Diluted earnings per Common Share [a]:
Net income attributable to Magna International Inc.	$660	$577
Weighted average number of Common Shares outstanding	357.7	381.4
Adjustments
Stock options and restricted stock	2.2	2.0
	359.9	383.4
Diluted earnings per Common Share	$1.83	$1.51

[a]         For the three months ended March 31, 2017, diluted earnings per Common Share excluded 1.5 million Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”. The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

Magna International Inc. First Quarter Report 2018    31

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.                                      DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash, cash equivalents and restricted cash equivalents:

	March 31,	December 31,
	2018	2017
Bank term deposits and bankers’ acceptances	$281	$234
Cash	488	492
Cash and cash equivalents	769	726
Restricted cash equivalents included in prepaid expenses [note 9]	116	113
	$885	$839

[b]         Items not involving current cash flows:

	Three months ended
	March 31,
		2017
		[As Adjusted
	2018	– Note 2]
Depreciation and amortization	$315	$276
Amortization of other assets included in cost of goods sold	36	25
Other non-cash charges	10	23
Deferred income taxes	(12)	(23)
Equity income in excess of dividends received	14	(27)
	$363	$274

[c]          Changes in operating assets and liabilities:

	Three months ended
	March 31,
		2017
		[As Adjusted
	2018	– Note 2]
Accounts receivable	$(1,328)	$(735)
Inventories	1	(291)
Prepaid expenses and other	(15)	19
Accounts payable	404	233
Accrued salaries and wages	113	93
Other accrued liabilities	307	228
Income taxes payable	63	49
	$(455)	$(404)

32    Magna International Inc. First Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              INVENTORIES

Inventories consist of:

		December 31,
		2017
	March 31,	[As Adjusted
	2018	– Note 2]
Raw materials and supplies	$1,282	$1,254
Work-in-process	360	331
Finished goods	438	433
Tooling and engineering	1,484	1,524
	$3,564	$3,542

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

7.              VARIABLE INTEREST ENTITIES

The Company has two investees that are variable interest entities [“VIEs”]. The Company has determined that it is the primary beneficiary and has the power to direct the activities that are considered most significant to these entities. As a result, the assets, liabilities, and results of operations of these variable interest entities are included in the Company’s Consolidated Financial Statements. The Company’s maximum exposure to any potential losses associated with these affiliated companies is limited to its investment, which was $197 million at March 31, 2018, and $137 million at December 31, 2017.

The carrying amounts and classification of assets and liabilities included in the Company’s consolidated balance sheet related to the consolidated VIEs are as follows:

		December 31,
		2017
	March 31,	[As Adjusted
	2018	– Note 2]
Current assets	$343	$270
Noncurrent assets	134	134
Total assets	$477	$404

Current liabilities	$274	$263
Noncurrent liabilities	6	4
Total liabilities	$280	$267

Assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Magna International Inc. First Quarter Report 2018    33

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

8.              OTHER ASSETS

Other assets consist of:

		December 31,
		2017
	March 31,	[As Adjusted
	2018	– Note 2]
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$771	$732
Long-term receivables	217	204
Pension overfunded status	23	23
Unrealized gain on cash flow hedges	30	46
Other, net	24	21
	$1,065	$1,026

9.              SHORT-TERM BORROWINGS

The Company’s short-term borrowings consist of the following:

	March 31,	December 31,
	2018	2017
Bank indebtedness [i]	$27	$9
Commercial paper [ii]	235	250
	$262	$259

[i]                  The Company has an agreement for a credit facility that is drawn in euros.  The Company is required to secure any amounts drawn on the facility with a USD cash deposit of 105% of the outstanding euro balance.  As at March 31, 2018, the gross amount outstanding under the credit facility was $111 million [€90 million].  The credit agreement includes a netting arrangement with the bank that provides for the legal right of setoff.  Accordingly, as at March 31, 2018, this liability balance was offset against the related restricted cash equivalent deposit of $116 million.  The remaining net deposit of $5 million was included in the prepaid expenses and other balance, and is restricted under the terms of the loan. As at December 31, 2017 the gross amount outstanding under the credit facility was $108 million [€90 million], and the net deposit included in the prepaid expenses and other balance was $5 million.

[ii]               The Company has a U.S. commercial paper program [the “U.S. Program”] and a euro-commercial paper program [the “euro-Program”]. Under the U.S. Program, the Company may issue U.S. commercial paper notes [the “U.S. notes”] up to a maximum aggregate amount of U.S. $500 million. The U.S. Program is supported by the Company’s existing global credit facility. As of March 31, 2018, $75 million [2017 – $70 million] of U.S notes were outstanding, with a weighted-average interest rate of 2.26% [2017 – 1.84%], and maturities less than three months.

Under the euro-Program, the Company may issue euro-commercial paper notes [the “euro notes”] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The euro notes issued are guaranteed by the Company’s existing global credit facility. As of March 31, 2018, $160 million or €130 million [2017 – $180 million or €150 million] of euro notes were outstanding, with a negative weighted-average interest rate of 0.26% [2017 – 0.22%], and maturities less than three months.

10.       INCOME TAXES

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act [the “US Tax Reform”], which reduces the U.S. federal corporate tax rate from 35% to 21% beginning in 2018, requires companies to pay a one-time transition tax on all offshore earnings that were previously tax deferred and creates new taxes on certain foreign sourced earnings, in addition to other changes. For the year ended December 31, 2017, in accordance with guidance provided by SEC Staff Accounting Bulletin No. 118 [“SAB 118”], the Company made a reasonable estimate of its effects and recognized a provisional $23 million net reduction in income tax expense.  The Company anticipates that additional analysis and regulatory guidance could impact the provisional amount recorded in respect of 2017, as well as the Company’s estimated annual effective tax rate for the current period.  The Company has not made any adjustments during the three months ended March 31, 2018, and expects to finalize its provisional amounts by the fourth quarter of 2018.

34    Magna International Inc. First Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2018	2017

Balance, beginning of period	$255	$270
Expense, net	32	11
Settlements	(17)	(16)
Foreign exchange and other	2	2
Balance, March 31	$272	$267

12.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended
	March 31,
	2018	2017
Defined benefit pension plans and other	$2	$3
Termination and long-term service arrangements	7	7
	$9	$10

13.       CAPITAL STOCK

[a]         During the first quarter of 2018, the Company repurchased 1,867,203 shares under a normal course issuer bid for cash consideration of $103 million.

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at May 9, 2018 were exercised or converted:

Common Shares	352,674,730
Stock options (i)	8,894,791
361,569,521

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

Magna International Inc. First Quarter Report 2018    35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2018	2017

Accumulated net unrealized loss on translation of net investment in foreign operations (i)
Balance, beginning of period	$(456)	$(1,131)
Net unrealized gain	117	105
Repurchase of shares under normal course issuer bid	2	2
Balance, March 31	(337)	(1,024)

Accumulated net unrealized gain (loss) on cash flow hedges (ii)
Balance, beginning of period	39	(135)
Net unrealized (loss) gain	(21)	32
Reclassification of net (gain) loss to net income	(1)	33
Balance, March 31	17	(70)

Accumulated net unrealized loss on pensions (iii)
Balance, beginning of period	(183)	(185)
Reclassification of net loss to net income	2	1
Balance, March 31	(181)	(184)
Total accumulated other comprehensive loss	$(501)	$(1,278)

(i)            The amount of income tax benefit that has been netted in the accumulated net unrealized loss on translation of net investment in foreign operations is as follows:

	2018	2017

Balance, beginning of period	$7	$—
Net unrealized loss	—	—
Balance, March 31	$7	$—

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized gain (loss) on cash flow hedges is as follows:

	2018	2017

Balance, beginning of period	$(12)	$53
Net unrealized loss (gain)	5	(12)
Reclassification of net loss to net income	—	(14)
Balance, March 31	$(7)	$27

(iii)    The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pensions is as follows:

	2018	2017

Balance, beginning of period	$17	$30
Net unrealized loss	—	—
Balance, March 31	$17	$30

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $19 million.

36    Magna International Inc. First Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

		December 31,
		2017
	March 31,	[As Adjusted
	2018	– Note 2]
Financial assets
Cash and cash equivalents	$769	$726
Restricted cash equivalents	116	113
Accounts receivable	8,073	6,695
Severance investments	4	4
Long-term receivables included in other assets	217	204
	$9,179	$7,742
Financial liabilities
Bank indebtedness	$27	$9
Commercial paper	235	250
Long-term debt (including portion due within one year)	3,334	3,303
Accounts payable	6,751	6,283
	$10,347	$9,845
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$54	$55
Other assets	30	46
Other accrued liabilities	(27)	(32)
Other long-term liabilities	(15)	(17)
	$42	$52

Magna International Inc. First Quarter Report 2018    37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts

March 31, 2018
Assets	$84	$39	$45
Liabilities	$(42)	$(39)	$(3)
December 31, 2017
Assets	$101	$47	$54
Liabilities	$(49)	$(47)	$(2)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, restricted cash equivalents, accounts receivable, short-term borrowings and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Commercial Paper

Due to the short period to maturity of the commercial paper, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

Term debt

The Company’s term debt includes $114 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.  At March 31, 2018, the net book value of the Company’s Senior Notes was $3.15 billion and the estimated fair value was $3.21 billion.

38    Magna International Inc. First Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash equivalents, accounts receivable, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents and restricted cash equivalents which consists of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three month period ended March 31, 2018, sales to the Company’s six largest customers represented 77% of the Company’s total sales, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[e]   Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]           Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts

At March 31, 2018, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	214	(2,034)
euro amount	28	(20)
Korean won amount	33,654	(600)

For U.S. dollars
Peso amount	6,821	—
Korean won amount	10,828	(445)

For euros
U.S. amount	137	(196)
GBP amount	13	(58)
Czech Koruna amount	7,855	(14)
Polish Zlotys amount	398	—

Forward contracts mature at various dates through 2022.  Foreign currency exposures are reviewed quarterly.

Magna International Inc. First Quarter Report 2018    39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]   In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.  Proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian investigation.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has completed its previously announced global review focused on antitrust risk and does not currently anticipate any material liabilities in connection with the review.

In the event of an antitrust violation, Magna could be subject to fines, penalties, restitution settlements and civil, administrative or criminal legal proceedings and other consequences, including reputational damage.

[b]         In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 11]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, and with respect to our powertrain systems programs, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s [or the Company’s] warranty experience.

40    Magna International Inc. First Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, vision, closure and roof systems. Magna also has electronic and software capabilities across many of these areas.

Previously, the Company organized its businesses into four reportable operating segments: North America, Europe, Asia and Rest of World. In December 2017, the Company announced a realignment of its management structure along product lines.   As a result, beginning with the first quarter of 2018, the Company changed its segments to align with the way its business is now managed.

The Company is now organized under four operating segments which have been determined on the basis of technological opportunities, product similarities, and market and operating factors.  These operating segments are also the Company’s reportable segments:

•                  Body Exteriors & Structures includes our body and chassis business, exteriors, roof systems, sealing systems and fuel systems operations;

•                  Power & Vision includes our powertrain, electronics, mirrors, lighting and closures operations;

•                  Seating Systems is comprised of our complete seat assembly facilities and our foam, trim, structures and mechanisms operations; and

•                  Complete Vehicles is comprised of our contract manufacturing operations as well as our complete vehicle engineering centers.

The results of each segment are regularly reviewed by the Company’s chief operating decision maker to assess the performance of the segment and make decisions regarding the allocation of resources. The Company’s chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes [“Adjusted EBIT”] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income from operations and adding back income taxes, interest expense, net, and other (income) expense, net.

The accounting policies of each segment are the same as those found in the Company’s 2017 Annual Report, in the Notes to the consolidated financial statements set out under “Significant Accounting Policies”.  The most recent updates to these policies can be found in “Recently adopted Accounting Standards” under Note 1 — Significant Accounting Policies. All intersegment sales and transfers are accounted for at fair market value.  Due to the new segment structure, the Company assessed goodwill for impairment, as of March 31, 2018. Based on the Company’s analysis, the fair value of the Company’s reporting units are greater than their respective carrying values.

Magna International Inc. First Quarter Report 2018    41

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SEGMENTED INFORMATION (CONTINUED)

[a]    The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income before income taxes:

	Three months ended March 31, 2018
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions
Body Exteriors and Structures	$4,619	$4,555	$340	$170	$(3)	$127
Power & Vision	3,190	3,120	358	111	(81)	82
Seating Systems	1,470	1,470	130	15	(3)	9
Complete Vehicles	1,660	1,646	19	13	—	23
Corporate & Other [i]	(147)	1	28	6	—	2
Total Reportable Segments	$10,792	$10,792	$875	$315	$(87)	$243

	Three months ended March 31, 2017 [As Adjusted — Note 2]
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions
Body Exteriors and Structures	$4,167	$4,148	$349	$151	$(2)	$133
Power & Vision	2,963	2,894	328	92	(65)	122
Seating Systems	1,335	1,335	116	17	—	11
Complete Vehicles	527	522	6	10	—	47
Corporate & Other [i]	(92)	1	19	6	—	10
Total Reportable Segments	$8,900	$8,900	$818	$276	$(67)	$323

[i]             Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]          The following table reconciles Net income to Adjusted EBIT:

	Three months ended
	March 31,
		2017
		[As Adjusted
	2018	– Note 2]
Net income	$669	$587
Add:
Interest expense, net	21	19
Other expense, net	3	6
Income taxes	182	206
Adjusted EBIT	$875	$818

42     Magna International Inc. First Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SEGMENTED INFORMATION (CONTINUED)

[b] The following table shows Goodwill for the Company’s reporting segments:

		December 31,
		2017
	March 31,	[As Adjusted
	2018	– Note 2]
Body Exteriors and Structures	$469	$463
Power & Vision	1,382	1,365
Seating Systems	154	153
Complete Vehicles	121	118
Total Reportable Segments	$2,126	$2,099

[c]    The following table shows Net Assets for the Company’s reporting segments:

		December 31,
		2017
	March 31,	[As Adjusted
	2018	– Note 2]
Body Exteriors and Structures	$7,578	$7,243
Power & Vision	6,823	6,475
Seating Systems	876	804
Complete Vehicles	324	394
Corporate & Other	618	658
Total Reportable Segments	$16,219	$15,574

The following table reconciles Total Assets to Net Assets:

		December 31,
		2017
	March 31,	[As Adjusted
	2018	– Note 2]
Total Assets	$27,089	$25,468
Deduct assets not included in segment net assets:
Cash and cash equivalents	(769)	(726)
Deferred tax assets	(260)	(238)
Long-term receivables from joint venture partners	(73)	(72)
Deduct liabilities included in segment net assets:
Accounts payable	(6,751)	(6,283)
Accrued salaries and wages	(956)	(836)
Other accrued liabilities	(2,061)	(1,739)
Segment Net Assets	$16,219	$15,574

18.       SUBSEQUENT EVENTS

Lyft, Inc. Multi-Year Self-Driving Partnership

In the first quarter of 2018, the Company entered into a multi-year collaboration to jointly fund, develop and manufacture self-driving systems with Lyft, Inc. [“Lyft”], a rideshare company headquartered in the United States. As part of the collaboration, following receipt of regulatory approval in the second quarter of 2018, we invested $200 million in Lyft equity.

Magna International Inc. First Quarter Report 2018    43

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18.       SUBSEQUENT EVENTS (CONTINUED)

Credit Facility Amendment

On May 3, 2018, the Company amended its $2.75 billion revolving credit facility, including an extension of the maturity date from June 22, 2022 to June 22, 2023.

44     Magna International Inc. First Quarter Report 2018

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone:  (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada — Common Shares

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone:  1 (800) 564-6253

United States — Common Shares

Computershare Trust Company N.A.

250 Royall Street

Canton, MA, USA 02021

Telephone:  (781) 575-2000

US Toll Free: 1 (800) 962-4284

Int’l Toll Free: 1 (514) 982-7555

www.computershare.com

EXCHANGE LISTINGS

Common Shares
Toronto Stock Exchange	MG
The New York Stock Exchange	MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Annual Report

Copies of the Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com.  Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.